Exhibit 99.1

February 20, 2007

SENT VIA EDGAR AND FEDERAL EXPRESS

United States Securities & Exchange Commission
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Meridian Gold, Inc. (the “Company”)
       Notice of Record Date and Meeting Date

Dear Sirs and Mesdames:

On behalf of Meridian Gold, Inc., we hereby give notice that the Board of Directors has fixed Monday, March 19, 2007 as the record date for the determination of the Shareholders entitled to notice of the Annual Special Meeting of Shareholders to be held Tuesday, May 1, 2007, at four o’clock in the afternoon EDT at the Fairmont Royal York Hotel in the British Columbia Room, 100 Front Street West, Toronto, ON M5J 1E3.

Should you require any additional information with respect to the foregoing, please do not hesitate to contact Ms. Shelley Huxhold, Assistant Corporate Secretary, at the number noted above.

Thank you.

Sincerely,

/s/ Peter C. Dougherty

Vice President Finance and
Chief Financial Officer

PCD/sh